Exhibit 1.01

Conflict Minerals Report
Anixter International Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2017 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2018.
Anixter International Inc. and its subsidiaries are collectively referred to as “Anixter” and sometimes referred to in this report as “we,” “our,” “us,” or “ourselves.” The term "Conflict Mineral" is defined in the Conflict Minerals Rule as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, are sometimes collectively referred to herein as “3TGs”).
The Conflict Minerals Rule provides that Securities and Exchange Commission (“SEC”) reporting companies that meet certain threshold requirements undertake a “reasonable country of origin inquiry” (“RCOI”) and due diligence on the source and chain of custody of the 3TGs necessary to the functionality or production of any products manufactured or contracted to be manufactured by that company. The goal of the RCOI and due diligence measures is to determine whether the necessary 3TGs directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country. An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. As certain products that we contract to manufacture contain 3TGs, Anixter is, therefore, subject to this Rule.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. One can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that the 3TGs contained in some of our products benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (“SORs”) and other market participants responsibly source 3TGs, and (3) political and regulatory developments, whether in the DRC region, the United States or elsewhere. We caution one not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Company Overview; In-Scope Products
Through our global presence, technical expertise and supply chain solutions, we help our customers reduce the risk, cost and complexity of their supply chains. We add value to the distribution process by providing over 135,000 customers access to innovative inventory management programs, over 600,000 products and over $1.0 billion in inventory, 310 warehouses/branch locations with approximately 9 million square feet of space, and locations in over 300 cities across approximately 50 countries. We are a leader in providing advanced inventory management services including procurement, just-in-time delivery, material management programs, turn-key yard layout and management, quality assurance testing, advisory engineering services, component kit production, storm/event kitting, small component assembly and e-commerce and electronic data interchange to a broad spectrum of customers.

We are primarily a distributor of third-party products. As such, most of the products that we sell are third-party branded products that are available from a variety of sources, and are therefore not “in-scope” for purposes of our compliance with the Conflict Minerals Rule. In addition, we believe that most of our products do not contain any 3TGs and, for those that do, 3TG content usually constitutes a small portion of the materials content of the products.

A small percentage of the products we distribute are private branded or white label (generic) products. We generally do not have the requisite level of influence over the design, materials, parts or components of these private branded or white label products and, accordingly, these products and the suppliers of such products are typically not “in-scope” for purposes of our compliance with the Conflict Minerals Rule.

In 2017, we sourced our private branded or white label products from suppliers representing significantly less than one-tenth of 1% of our entire supplier base. We have determined that only a small portion of these suppliers supplied us with products that were potentially in-scope for purposes of our compliance with the Conflict Minerals Rule. The in-scope products for which these suppliers identified the use of 3TGs included certain private branded products distributed by us.  We determined that we are subject to the Conflict Minerals Rule with respect to these in-scope products because of the degree of influence that we exercised over the design, materials, parts or components of such products. Our in-scope products included only tin. They did not contain tantalum, tungsten or gold.

We do not directly source 3TGs from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to establish sourcing practices that encourage compliance by our supply chain.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses. We support industry-wide efforts to identify, reduce and hopefully eliminate the use of 3TGs originating from the DRC and adjoining countries to the extent believed to be financing or benefiting groups committing human rights violations. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted a company policy (the “Conflict Minerals Policy”), which is publicly available on our website at www.anixter.com/en_us/about-us/corporate-responsibility/conflict-minerals-policy.html.

Our Conflict Minerals Policy communicates that we expect our suppliers to establish Conflict Minerals policies, due diligence frameworks and management systems that are designed to prevent 3TGs originating from the DRC or an adjoining country, to the extent that they benefit groups committing human rights violations, from being included in the products sold to us. In addition, we reserve the right to take appropriate actions, including discontinuing the business relationship with any supplier, if we determine that such supplier has failed to develop and implement reasonable steps to comply with our policy.
We do not seek to embargo responsible sourcing of 3TGs from the DRC or its adjoining countries.
Scoping Process; Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2017, we conducted a RCOI. Our RCOI was reasonably designed to determine in good faith whether any of the 3TGs in our in-scope products originated in the DRC or an adjoining country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the OECD Guidance (as later defined) and the supplier engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are discussed under “Due Diligence Program Execution.”
As noted above, we are primarily a distributor of third-party products, and only contract to manufacture from a very small number of our suppliers. As such, almost all of our suppliers are “out-of-scope” for purposes of our compliance with the Conflict Minerals Rule, including for purposes of this Conflict Minerals Report, which is required to only cover products which we manufacture or contract to manufacture. Although not required under the Conflict Minerals Rule, we have elected to expand the scope of our supplier outreach and survey to include many of our out-of-scope suppliers of third-party products so that our customers are provided with the information they may need to fulfill their own obligations under the Conflict Minerals Rule or their own internal Conflict Minerals policies. Accordingly, our outreach for 2017 included more than 2,004 of our largest direct suppliers, which represents over 85% of our annual dollar volume of purchases from suppliers.
The surveyed population included all of the suppliers that we identified as potentially having contracted to manufacture for us products that contain necessary 3TGs. We determined which of our suppliers and products were potentially in-scope for 2017 through an internal product survey process.  The survey solicited information from purchasing/sourcing, inventory and supply management, marketing and other relevant areas, regarding the nature and level of our involvement in the manufacturing of potentially in-scope private branded, white label (generic), or other products that are sold or distributed by us.
The combined list of in-scope and out-of-scope suppliers to be surveyed was provided to a third-party service provider (“Service Provider”) that we engaged to assist in supplier outreach, data collection, data validation and risk assessment. The supplier list was then uploaded to our Service Provider’s software tool that allows us to store and manage supplier requests and documentation. Certain of our compliance activities described in this Conflict Minerals Report were performed on our behalf by the Service Provider.
To collect relevant information from our suppliers, we utilized the then latest version of the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative

(the “RMI;” formerly known as the Conflict-Free Sourcing Initiative). To help ensure that our suppliers accurately completed their CMRTs and performed the requisite inquiries, we provided them with access to webinars, videos, documents, one-on-one discussions and other compliance resources offered by our Service Provider.
In connection with our RCOI, as discussed later in this Conflict Minerals Report, our in-scope suppliers identified two SORs that may be in our supply chain.  See "Results of Due Diligence" and Appendix A for information concerning the SORs identified by our in-scope suppliers. We have not included in this Conflict Minerals Report information received from surveyed suppliers that were not in-scope for purposes of our compliance with the Conflict Minerals Rule.
Based on the results of our RCOI, we conducted due diligence for 2017. These due diligence efforts are discussed below.
Due Diligence Program Design
We used the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”) in designing our due diligence measures relating to 3TGs.
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings under “Due Diligence Program Execution” conform to the headings used in the OECD Guidance for each of the five steps.
Due Diligence Program Execution
In furtherance of our 3TG due diligence, we performed the following measures in respect of 2017. These were not all of the discrete measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.
Step One - Establish Strong Company Management Systems
We have adopted a Conflict Minerals Policy as discussed above in the section titled, “Our Conflict Minerals Policy”. In addition to being publicly disclosed through our Corporate Responsibility Report and the Supplier Code of Conduct, our Conflict Minerals Policy is communicated in writing to all of our surveyed suppliers, including all suppliers for our in-scope products. Our Conflict Minerals Policy is also made available on our corporate website. As stated in this Policy, we require our suppliers to meet certain expectations and, if those expectations are not met, we may consider discontinuing the business relationship with the supplier.
Our Conflict Minerals working group, which is responsible for implementing our 3TG compliance strategy, is led by our General Counsel and supported by our Environmental Product Compliance Steering Committee, which is comprised of corporate and business unit subject matter experts. The following functional areas were represented on the working group: compliance, environmental product compliance, finance, information services, legal, marketing, operations, purchasing, and supply chain management. The working group also included representatives from each business unit. Our Conflict Minerals working group provided periodic updates regarding our 3TG compliance program to our Executive Compliance Committee.
Select senior managers and members of our working group were educated on aspects of the Conflict Minerals Rule, the OECD Guidance, industry standards and our compliance plan and procedures. We also utilized specialist outside counsel to advise us in connection with our compliance efforts.
As noted earlier in this Conflict Minerals Report, we used the Service Provider to complement our internal management processes. We utilized the Service Provider to, on our behalf, (i) engage in information gathering and outreach with surveyed suppliers; (ii) review and validate surveyed supplier information; (iii) identify risks based on SOR sourcing practices of surveyed suppliers; and (iv) store records of due diligence processes, findings, and resulting decisions in an electronic database.
Our employees, suppliers and other interested parties may report violations of our compliance policies, including our Conflict Minerals Policy, by contacting the Anixter Business Integrity Line at anixter.ethicspoint.com. Reports can be made online or by telephone.

Additionally, we maintain a company-wide document retention policy, which extends to the documents accumulated in performing our due diligence for this Conflict Minerals Report and requires that the documents be retained for a specified period as set forth in the document retention policy. That period exceeds five years.
Step Two - Identify and Assess Risk in the Supply Chain
We furnished our surveyed suppliers with an introductory letter describing the Conflict Minerals Rule and requesting that they provide us with information, through the submission of a completed CMRT. The use of the CMRT allows us to collect information regarding a supplier’s Conflict Minerals policy, due diligence process and supply chain, including the names and locations of SORs.
All communications to our surveyed suppliers were tracked and monitored in the Service Provider’s software tool. Non-responsive suppliers were contacted a minimum of three times. Campaigns in different foreign languages were also utilized in an attempt to increase response rates. If a supplier remained non-responsive, our Service Provider conducted another two follow-ups via email and one via phone if this contact information was available.
The RCOI also included automated data validation on all submitted CMRTs. The goal of the data validation was to increase the accuracy of submissions. All submitted CMRTs were classified as “valid” or “invalid.” A CMRT was classified as invalid if it contained incomplete data, missing smelter information or inconsistent answers. All suppliers who submitted CMRTs that were classified as invalid were contacted to address the invalid items.

In addition, to help identify and understand risks in our supply chain, we utilized multiple processes to assess the information that we received from our suppliers. We identified risks by assessing the due diligence practices of SORs identified in CMRTs. Our Service Provider reviewed whether these SORs had undergone independent third-party audits.

Through the Service Provider’s software tool, SOR risk levels were assessed according to red flag indicators defined in the OECD Guidance. Risk ratings were assigned based on three factors:

•	geographic proximity to the DRC and its nine adjoining countries;

•	Responsible Minerals Assurance Process (“RMAP;” formerly known as the Conflict-Free Smelter Program) audit status; and

•	credible evidence of unethical or conflict sourcing.
If a CMRT included a red flag facility, the Service Provider requested the surveyed supplier submit a product level CMRT so that we could better identify whether the identified red flag SOR is in Anixter’s supply chain and determine appropriate additional steps to mitigate sourcing risk.

If any identified SORs were not listed as Conformant (as defined later) or the equivalent by an internationally-recognized organization, outreach and research also was conducted to gain more information about the SOR’s sourcing practices, including countries of origin and transfer, and whether any internal due diligence procedures were in place to track the chain-of-custody of its 3TGs.
Additionally, we evaluated suppliers on their internal program strength. This further assisted us in identifying risks in our supply chain by evaluating which of our suppliers may need to improve their internal processes, policies, and due diligence procedures. The criteria used to evaluate the strength of suppliers’ compliance programs was based on the CMRT questions relating to whether:

•	the supplier has a policy in place that includes DRC conflict-free sourcing,

•	has implemented due diligence measures for conflict-free sourcing,

•	reviews due diligence information received from its suppliers against its company’s expectations, and

•	has a review process that includes corrective action management.
Step Three - Design and Implement a Strategy to Respond to Identified Risks
Results of our due diligence efforts were reported to our General Counsel. As discussed above, our Conflict Minerals Policy sets our expectations for our suppliers. If and when those expectations are not met and if certain identified risks are not resolved, the business relationship between Anixter and the supplier will be evaluated. To mitigate the risk that our necessary 3TGs benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.
Step Four - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.
We do not have a direct relationship with SORs of 3TG and therefore do not perform or direct audits of these entities. In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of SORs.
Step Five - Report on Supply Chain Due Diligence
During 2017, we published our Corporate Responsibility Report, which we made publicly available on our website (https://www.anixter.com/en_us/about-us/corporate-responsibility/corporate-responsibility-report.html) that discussed our position on 3TG sourcing.

We also file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission and make the filing available on our website.
Results of Due Diligence
Survey Results
We received responses from approximately 48% of our surveyed suppliers, including both in-scope and out-of-scope suppliers. As noted earlier in this Conflict Minerals Report, only a very small percentage of our surveyed suppliers are in-scope for the purpose of this assessment. We received responses from 100% of our in-scope suppliers. Of the potentially in-scope suppliers, only one indicated that they provided Anixter with parts or components that contained 3TG, which was only tin. The other potentially in-scope respondents indicated that they provided parts or components that do not contain any of the 3TGs.
Smelters and Refiners; Country of Origin Information
We sought to determine the mine or location of origin of the necessary 3TGs contained in our in-scope products by requesting that suppliers provide us with a completed CMRT concerning the source of the 3TGs in the components, products and parts sourced from them, and through the other efforts described in this Conflict Minerals Report.
The in-scope supplier who indicated the presence of 3TG in parts or components provided to Anixter identified two SORs that may have supplied the 3TGs contained in our in-scope products. Both of these identified SORs were listed as Conformant by the RMI as of May 4, 2018. These SORs are listed on Appendix A. Appendix A also lists the RMAP conformance status of each SOR. We have not been able to determine with specificity the countries from which the identified Conformant SORs source 3TG.
The information that we received from a large portion of our suppliers was made at a company or user defined level, rather than at a product level, meaning that suppliers provided information on all of their products or a portion of their products that were not sold to us.
Additional Risk Mitigation Efforts
We intend to take the following additional steps in respect of 2018 to mitigate the risk that the 3TG in our products (both in-scope and out of scope) benefit armed groups:

•	Monitor and encourage the continuing development and progress of traceability measures at suppliers indicating that the source of 3TGs was unknown or undeterminable.

•
Communicate to new potentially in-scope suppliers, including suppliers of private branded or white label products, our sourcing expectations, including through the dissemination of the Conflict Minerals Policy.  In addition, ensure new potentially in-scope suppliers understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

•	Continue to engage with suppliers to help ensure that they provide requested information for 2018.

•	Continue to encourage suppliers that provided company level information for 2017 to provide product level information for 2018 through ongoing outreach with these suppliers.

•	Continue to encourage suppliers to submit accurate and applicable smelter and refiner information.

•	Further engage with suppliers and encourage them to complete training courses to increase our survey response rate and improve the content of responses.

The foregoing steps are in addition to the steps that we took in respect of 2017, which we intend to continue to take in respect of 2018 to the extent applicable.

Appendix A: Smelters and Refiners
The table below lists, as of May 4, 2018, the smelters or refiners identified by our suppliers that may have been used to process the 3TGs necessary to the functionality or production of our in-scope products during 2017. As noted above, we have not included information received from surveyed suppliers that were not in-scope for purposes of our compliance with the Conflict Minerals Rule.

Metal	Standard Smelter Name	Smelter ID	Facility Location	RMAP Status
Tin	China Tin Group Co., Ltd.	CID001070	China	Conformant
Tin	Yunnan Tin Company Limited	CID002180	China	Conformant

(a) “Conformant” means that a SOR was listed as Conformant with the RMAP’s assessment protocols, including through mutual recognition and those indicated as “re-audit in process.” Included SORs were not necessarily Conformant for all or part of 2017 and may not continue to be Conformant for any future period.